Exhibit 99.1

ASX/Media Release

Immutep Announces Initiation of Investigator-Initiated Phase II Trial in

Soft Tissue Sarcoma in Neoadjuvant Setting

•	Soft tissue sarcoma, an orphan disease, represents a high unmet medical need with a poor prognosis

•	First time efti will be studied in neoadjuvant, non-metastatic cancer setting

•	Novel triple combination of efti with radiotherapy and anti-PD-1 therapy has potential to generate a robust anti-tumour immune response

SYDNEY, AUSTRALIA – 17 April 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces the initiation of an open-label Phase II trial evaluating eftilagimod alpha (efti), a soluble LAG-3 protein and MHC Class II agonist, in combination with pembrolizumab and radiotherapy in up to 40 soft tissue sarcoma (STS) patients in the neoadjuvant (prior to surgery) setting.

The investigator-initiated study (EFTISARC-NEO) will be primarily funded by the Maria Skłodowska-Curie National Research Institute of Oncology with an approved grant from the Polish government awarded by the Polish Medical Research Agency program. Immutep will provide efti at no cost as well as technical support. The trial will be led by Co-Principal Investigators, Katarzyna Kozak, M.D., Ph.D., and Paweł Sobczuk, M.D., Ph.D., medical oncologists at the Department of Soft Tissue/Bone Sarcoma and Melanoma at the Maria Skłodowska-Curie National Research Institute of Oncology.

Dr. Paweł Sobczuk, stated: “We are excited to begin this chemotherapy-free study combining radiotherapy with the novel immunotherapy, eftilagimod alpha, and pembrolizumab. Given efti’s synergistic effects with immune checkpoint inhibitors and its ability to arm, activate, and proliferate cytotoxic T cells with radiotherapy-induced cancer antigens, this combination has a strong foundation to drive effective immunity against soft tissue sarcoma, a rare and aggressive disease in immense need of new therapeutic approaches.”

Efti’s targeting and unique activation of antigen-presenting cells (e.g., dendritic cells, monocytes) via MHC Class II molecules leads to broad adaptive and innate immunity to fight cancer, including proliferation of CD8+ cytotoxic T cells that can be armed with radiotherapy-induced tumour antigens. The combination of efti with radiotherapy and the anti-PD-1 therapy KEYTRUDA® (pembrolizumab) has the potential to generate a robust anti-tumour immune response in the immunosuppressed tumour microenvironment (TME) of STS. This is the first time efti will be tested in the neoadjuvant setting, which importantly will provide access to tumour tissue prior to and after treatment, where the impact of this novel triple combination on the TME can be assessed.

Immutep CEO, Marc Voigt added: “Efti’s unique potential to help safely drive superior clinical efficacy for cancer patients, with and without the use of chemotherapy, is attracting increasing attention from industry and academia. We are delighted to see efti and pembrolizumab, which together have led to deep and durable responses in several difficult-to-treat advanced solid tumours, being combined with radiotherapy for the first time and hope this approach can make a difference for soft tissue sarcoma patients who have limited treatment options.”

Soft tissue sarcoma (STS) represents a high unmet medical need with a poor prognosis for patients. The incidence of STS varies in different regions, with approximately 23,400 cases annually and a crude incidence of 4.7 per 100,000 in Europe, according to the RARECARE project. In the United States, the number of new STS cases is estimated to be 13,400 annually with 5,140 deaths, according to the American Cancer Society.

The dosing of the first patient is anticipated in the first half of calendar year 2023.

About The Maria Skłodowska-Curie National Research Institute of Oncology

The Maria Skłodowska Curie National Research Institute of Oncology is the leading Polish comprehensive cancer centre, as well as the primary government research institution devoted solely to oncology. Founded in 1932 by Maria Sklodowska-Curie, it is currently divided into 28 specialised clinical departments responsible for the diagnostics and therapy of different tumour types such as: Breast Cancer Clinic, Head and Neck Cancer Clinic, General and Visceral Surgery, Thoracic Surgery, Urology, Gynaecology, Haematology, Soft Tissue/Bone Sarcoma and Melanoma Clinic, Radiation Oncology, Brachytherapy and Diagnostic Radiology, Pathology and Molecular Medicine and Cell Research, Oncology, Gastroenterology, Cancer Epidemiology and Prevention Division and others.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 clinical stage candidate that is a first-in-class antigen presenting cell (APC) activator that stimulates both innate and adaptive immunity for the treatment of cancer. Efti binds to MHC II molecules on APCs leading to activation/proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-y and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889